December 30, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Hughes Bates

Re:	RFS Holding, L.L.C. Amendment No. 1 to Registration Statement on Form SF-3 Submitted December 30, 2015 File No. 333-206176

Ladies and Gentlemen:

On behalf of RFS Holding, L.L.C. (the “depositor” or the “registrant”), and in response to the letter dated September 2, 2015, from the Securities and Exchange Commission (the “Commission”) to Eric Duenwald, we submit the following responses, together with Amendment No. 1 to Registration Statement on Form SF-3 submitted on December 30, 2015 (“Amendment No. 1”).

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our response are references to the page numbers in the clean version of Amendment No. 1 or form of prospectus filed in connection therewith, as applicable.

General

1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3. Also, please provide us with the CIK for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

We confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Synchrony Credit Card Master Note Trust (CIK: 0001290098), as the issuing entity, has publicly offered asset-backed securities of the same asset class contemplated in the Registration Statement.

2.	References to the “related prospectus,” “applicable prospectus” and other similar language should be removed and replaced with actual disclosure about the notes being offered under the prospectus or cross references to the appropriate disclosure elsewhere in the form of prospectus. Refer to General Instruction IV of Form SF-3.

We have revised the form of prospectus as requested.

The Sponsor – Credit Risk Retention, page 50

3.	We note that you intend to satisfy the risk requirements by maintaining a seller’s interest that “when combined with funds on deposit in the excess funding account, will equal not less than five percent...” (emphasis added). Please clarify whether you intend to use the funds in deposit in the excess funding account to reduce the amount of the required seller’s interest in accordance with Rule 5(c)(2) of Regulation RR.

We have revised the disclosure on page 50 of the prospectus to clarify that we intend to use the funds in the excess funding account to reduce the amount of the required seller’s interest in accordance with Rule 5(c)(2) of Regulation RR.

4.	We note that the required seller’s interest will be held through your holding of the “required Free Equity Amount,” which is described under “The Trust – Capitalization of Trust; Minimum Free Equity Amount.” We also note your statement on page 57 in that section that you are required to maintain a minimum Free Equity Amount at least equal to the Minimum Free Equity Amount, which is defined in the glossary on page 152 as “the product of (a) the highest Required Transferor Percentage specified in the prospectus for any series, multiplied by (b) the Aggregate Principal Receivables. The Required Retained Transferor Percentage for your series will be 0%.” For purposes of the risk retention requirements, please revise to clarify what you mean by “the required Free Equity Amount” and how that is different from the Minimum Free Equity Amount.

We have revised the disclosure on page 50 of the prospectus to clarify that the required seller’s interest will be satisfied by holding a Free Equity Amount not less than the Minimum Free Equity Amount. We have also revised the definition of the “Minimum Free Equity Amount” on page 152 of the prospectus to indicate that the Minimum Free Equity Amount will not be less than the minimum seller’s interest required for compliance with Regulation RR.

The Trust Portfolio – Representations and Warranties of the Sellers, page 86

5.	Please identify which of the representations and warranties made by the sellers to the depositor will be assigned by the depositor to the trustee for the benefit of the noteholders.

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We have added disclosure on page 82 of the prospectus to clarify that, pursuant to the indenture, the trust granted a security interest in all rights, remedies, powers, privileges and claims of the trust, under and with respect to the transfer agreement, including all representations and warranties, to the indenture trustee for the benefit of the noteholders.

Addition of Trust Assets, page 88

6.	We note that additional accounts may be added to the trust, including accounts acquired from third-party financial institutions. Please add bracketed language in the form of the prospectus to indicate that, where applicable, you will disclose the underwriting criteria for accounts that are originated by an originator other than Synchrony Bank.

Please see disclosure under the heading “The Sponsor—Underwriting Process—Acquired Portfolio Evaluation” on page 47 of the prospectus for a description of the underwriting criteria used to evaluate accounts purchased from third-parties. Please note that in the case of an account acquired from a third-party, such account may have been acquired by Synchrony Bank many years prior to the addition of such account to the trust portfolio, and the receivables originated in such account after the date of acquisition of the account would have been originated by Synchrony Bank rather than the institution that first opened the account. For that reason, many of the receivables originated in an account initially acquired from a third-party would nonetheless have been originated by Synchrony Bank, and all receivables arising from acquired accounts are monitored on an on-going basis by Synchrony Bank as described under the heading “The Sponsor—Underwriting Process—Customer Account Management” on page 47 of the prospectus. We have added additional bracketed disclosure under the heading “The Sponsor—Underwriting Process—Acquired Portfolio Evaluation” to indicate that we will describe the underwriting criteria for receivables that are originated by a third-party and have not been evaluated by Synchrony Bank for compliance with Synchrony Bank’s credit risk guidelines as described in that section.

Delinquency and Loss Experience, page 91

7.	We note that accounts designated for the trust portfolio may include credit receivables that are delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

We confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes sold pursuant to the Registration Statement.

Review of Pool Asset Disclosure, page 97

8.	We note your statement that a third party assisted in elements of the review. Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider for any offering that you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936) (Aug. 27, 2014).

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We confirm that, if we or any underwriter obtain a due diligence report from a third-party provider for any offering, we or the underwriter, as applicable, will furnish a Form ABS-15G to the Commission at least five business days before the first sale in the offering under the Registration Statement making publicly available the findings and conclusions of any third-party due diligence report obtained by us or the underwriters as required under Rule 15Ga-2.

Asset Representations Review – Delinquency Trigger, page 99

9.	We note that the delinquency trigger for any payment date and the related preceding monthly period will be the lowest delinquency trigger as specified in the prospectus for any series. Please explain what this would mean for investors. Consider providing an example if that would aid in understanding.

As stated on page 98 of the prospectus, the delinquency trigger will be the lowest percentage specified in any indenture supplement for any outstanding series of notes and disclosed in the related prospectus. The following example illustrates this provision. Assume the issuing entity issues Series A in 2016 with a stated delinquency trigger of 10%. In 2017, due to changing market conditions or pool performance, a lower delinquency percentage is now appropriate and Series B is issued with a stated delinquency trigger of 5%. Based on the definition of delinquency trigger, the delinquency trigger for both Series A and Series B would be 5%, which is the lowest amount specified for any outstanding series of notes. If in 2018, with both Series A and Series B still outstanding, Series C was issued with a delinquency trigger of 15%, the delinquency trigger for Series A, B and C would still be 5%. Once the Series A and Series B notes matured (assuming no other issuances), the delinquency trigger for Series C would increase to 15%. Thus, holders of notes of any outstanding series would get the benefit of a lower delinquency trigger specified in the indenture supplements for other issued series of notes, but would never be subject to a delinquency trigger higher than the percentage designated in the indenture supplement for their series and disclosed in the related prospectus.

Asset Representations Review – Asset Review Voting, page 100

10.	Please revise your disclosure to state that, when a vote has been initiated, investors will be notified via a timely Form 10-D filing.

We have revised the disclosure on page 99 of the prospects as requested.

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Fees and Expenses for Asset Review, page 100

11.	We note that you have partially bracketed the paragraph describing the fees and expenses for the asset review here and in the prospectus summary on page 14. Please clarify whether the review expenses will ever be paid by another party other than Synchrony.

We have removed brackets on pages 14 and 99 of the prospectus to indicate that the fees and expenses of the asset review will be paid by Synchrony.

Asset Representations Review – Asset Review, page 101

12.	Please revise to clarify that the asset representations reviewer will review for compliance with the representations and warranties for both the accounts and receivables.

We have revised the disclosure on page 100 of the prospectus to clarify that the asset representations reviewer will review for compliance with representations and warranties relating to both accounts and receivables.

13.	We note your disclosure indicating that either the reviewer will have discretion over the review procedures or that the reviewer will perform the review in accordance with any procedures as agreed to by the parties in the asset representations review agreement. We also note that the asset representations reviewer is required to perform only those duties specifically required of it under the asset representations review agreement. Please confirm that such procedures and duties will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the “asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties.”

We confirm that the procedures and duties of the asset representations reviewer pursuant to the asset representations review agreement will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty.

14.	We note your disclosure that “under the asset representations review agreement, the asset representations reviewer is required to complete its review of the Subject Receivables by the [●] day after the Review Trigger Date.” While the review is required to be promptly completed, it is unclear whether you have provided the reviewer with adequate time to complete the review of all Subject Receivables. Please revise to include a specific number of days, or range of number of days, that the reviewer has to complete the review. Please tell us if there is a mechanism in place for the asset representations reviewer to extend, if necessary, its review beyond your disclosed specified date.

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We expect the asset representations reviewer that is selected to advise us on how many days it will need to complete its review. However, we have revised the disclosure on page 100 of the prospectus to indicate that we expect such time frame to be in the range of 90 to 120 days and that the asset representations reviewer may request an additional 30 days if additional review materials or procedures are required.

Asset Representations Review – The Asset Representations Reviewer, page 101

15.	We note that you have bracketed language indicating that you will insert a description of any indemnification provisions that entitle the asset representations reviewer to be indemnified. Please confirm that such indemnification will not be required to be paid by investors initiating a vote of the noteholders to determine whether the asset representations reviewer will conduct a review or by investors voting in favor of directing a review by the asset representations reviewer.

We confirm that the indemnification will not be required to be paid by investors initiating a vote of the noteholders to determine whether the asset representations reviewer will conduct a review or by investors voting in favor of directing a review by the asset representations reviewer.

Dispute Resolution Procedures, page 102

16.	We note that only the issuing entity may request that the depositor repurchase a receivable and only the issuing entity or the indenture trustee may refer the matter to either arbitration or mediation. Please tell us how investors will be able to demand repurchases and utilize the dispute resolution provision.

We have revised the disclosure on page 101 to clarify that any person making a repurchase request may utilize the dispute resolution procedures.

The issuing entity has granted a lien to the indenture trustee in the collateral specified in the indenture, including the issuing entity’s rights, remedies and powers under the transaction documents. The indenture trustee therefore has the right to exercise the rights, remedies and powers of the issuing entity under the transaction documents following a default under the indenture. Following an event of default under the indenture, the noteholders of not less than a majority of the outstanding principal amount of the notes of any affected series would have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, including any arbitration or mediation.

17.	We note your disclosure that “any mediation and arbitration ... will be subject to certain confidentiality restrictions...” Please revise to clarify that such confidentiality limitations will not prevent disclosure required by all applicable laws. Please also confirm to us that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

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We have added disclosure on page 102 of the prospectus to indicate that no limitations will prevent disclosure required by all applicable laws. We confirm that any restrictions will not infringe on the rights of noteholders to use the investor communication provision as required by General Instruction I.B.1(d) of Form SF-3.

18.	Please describe the conditions set forth in the transaction documents which would restrict an investor’s ability to join an existing mediation or arbitration and explain why such restrictions are appropriate.

We have clarified that any requesting party can join an existing mediation within [30] days of notice of such mediation or arbitration if the mediation or arbitration has not concluded. We believe this time restriction is appropriate in order to complete any mediation or arbitration proceeding in a timely manner.

Description of the Notes – Funding Period, page 107

19.	We note that you contemplate a prefunding account to purchase additional receivables. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that the portion of the proceeds from the prefunding account will not involve in excess of 25% of the aggregate principal balance of the total asset pool whose cash flows support the securities.

We confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that the portion of the proceeds from the prefunding account will not involve in excess of 25% of the aggregate principal balance of the total asset pool whose cash flows support the securities.

Global Notes, page 108

20.	We note your statement that “[w]e obtained the information in this section concerning DTC, Clearstream and Euroclear and their respective global note systems from sources that we believe to be reliable, but we have not independently verified the accuracy of this information.” This statement seems to act as a disclaimer of the accuracy of required information. A disclaimer of liability for material information provided by the depositor or underwriters or any of their affiliates is not appropriate. Please delete the disclaimer here, and delete any other similar disclaimers in the prospectus.

We have deleted the text referred to above from page 107 of the prospectus and note no other disclaimers in the prospectus.

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Credit Enhancement, page 128

21.	We note your bracketed disclosure regarding various forms of credit enhancement. Please confirm that you will file a post-effective amendment to the registration statement to add information about new structural features or credit enhancements that were not described as contemplated in the prospectus of an effective registration statement. Refer to Securities Act Rule 430D(d)(2).

We confirm that we will file a post-effective amendment to the Registration Statement to add information about new structural features or credit enhancements that were not described as contemplated in the prospectus of an effective registration statement.

[Derivative Agreement], page 129

22.	We note here and on page 9 of the prospectus summary that the notes may benefit from credit enhancement in the form of a guaranteed investment contract. Please revise to include a clear discussion of the manner in which the guaranteed investment contract is designed to affect or ensure timely payment of the asset-backed securities. Please confirm that the primary purpose of such a guaranteed investment contract is not to provide credit enhancement related to the pool assets or the asset-backed securities and that payment on the asset-backed securities is based primarily by reference to the performance of the receivables or other financial assets in the asset pool.

We have deleted references to a guaranteed investment contract in the prospectus, and confirm that payment on the asset-backed securities is based primarily by reference to the performance of the receivables or other financial assets in the asset pool.

Investor Communications, page 140

23.	We note your bracketed disclosure on page 141 that the depositor will pay any costs associated with including investors’ requests to communicate on the Form 10-D. Please either remove the brackets from that sentence or provide alternative bracketed disclosure about the source of the payment for any expenses incurred with including investors’ requests to communicate on a Form 10-D.

We have removed the brackets on page 140 of the prospectus as requested.

Part II – Item 15. Undertakings

24.	Please revise your reference to Item 512(a)(6)(iii) of Regulation S-K so that it states that the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant.

We have revised the undertaking as requested.

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Exhibits

25.	Please file your required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements, with your next amendment. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Exhibits have been filed with Amendment No. 1.

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We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Eric Duenwald at (203) 585-2906 or Julie Gillespie of Mayer Brown LLP at (312) 701-7132.

Sincerely,

/s/ Mayer Brown LLP

Mayer Brown LLP

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